Heineken
NV

RECEIVED

2007 MAR 15 A 6:17

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07021797

SUPPL

date
5 March 2007

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

dlw 3/15

NV

RECEIVED

2007 MAR 15 A 6:17

press release

Heineken N.V. announces shareholding structure adjusted

Amsterdam, 2 March 2007 – Heineken N.V. announced today that its principal ultimate shareholders have combined their holdings in a new company, following an announcement by Heineken Holding N.V., the company that holds 50.005% of the shares of Heineken N.V.

Heineken Holding N.V.'s principal long-term shareholders have decided to combine their shareholdings in a new company called L'Arche Green N.V., established in the Netherlands. L'Arche Green N.V. now has a direct stake in Heineken Holding N.V. of 58.78%. Heineken Holding N.V. will continue to hold a 50.005%-stake in Heineken N.V.

L'Arche Green N.V.'s 58.78%-shareholding in the issued share capital of Heineken Holding N.V. results from the combination of the shareholdings of:

- L'Arche Holding S.A., the Heineken family's holding company, that owned 50.005% of the shares;
- LAC B.V., the Heineken family's holding company, that owned 1.97% of the shares;
- Greenfee B.V., the holding company of the Hoijer family, that owned a 6.81%-stake.

The new shareholder structure does not affect the number of free-float shares of Heineken Holding N.V. or Heineken N.V. or the ultimate ownership of the combined shareholdings. The owners of L'Arche Holding S.A. and Greenfee B.V. have been shareholders of Heineken Holding N.V. since its establishment in 1952.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to €12 billion and net profit before exceptional items and amortisation of brands amounted to €930 million. Heineken employs 75,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuters Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

RECEIVED

press release

Heineken N.V. reports strong organic net profit growth of 12.6% for 2006

Amsterdam, 21 February 2007 - Heineken N.V. today announced strong organic net profit growth of 12.6% for the full year 2006, a significant improvement compared to 2005. Heineken delivered organic growth across all key business metrics and regions. The company expects continued strong performance in 2007 with organic net profit growth in the range of 10-13%.
For 2006 the company proposes a dividend of €0.60 per share, an increase of 50% compared with 2005. This is subject to shareholder approval at the Annual General Meeting on 19 April 2007.

Key figures[1]

	2006	2005	Change	Organic growth
	(hl mln)	*(hl mln)*		
Group beer volume	131.9	118.6	11.2%	7.5%
Consolidated beer volume	111.9	100.5	11.3%	6.9%
	(€ mln)	*(€ mln)*		
Revenue	11,829	10,796	9.6%	7.1%
EBIT	1,832	1,283	42.7%	-
EBIT (beia)	1,569	1,392	12.7%	10.7%
Net profit	1,211	761	59.1%	-
Net profit (beia)	930	840	10.7%	12.6%
	(€)	*(€)*		
EPS[2]	2.47	1.55	59.2%	-
EPS (beia)[2]	1.90	1.71	10.7%	-
Dividend	0.60	0.40	50.0%	-

- **Strong profit growth:** Net profit (beia) grew 12.6% organically and EBIT (beia) was up 10.7% organically. Net profit was 59.1% higher reflecting in part €291 million of exceptional items, mainly related to book gains, compared with exceptional costs of €72 million in 2005.

- **Accelerated top-line growth:** Revenue grew 7.1% organically driven by higher volumes, better pricing and improvement in sales mix. Consolidated beer volume grew 11.3% to 111.9 million hectolitres; of this 6.9% was organic and 4.4% the effect of first-time consolidations.

- **Accelerated Heineken® brand growth:** The Heineken brand in the international premium segment grew 11.8% to 22.5 million hectolitres and achieved its biggest increase since the 1980's. The brand also increased its share

[1] For an explanation of the terms in this press release please refer to the glossary at the back of the release
[2] Based on weighted average number of shares basic.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

in the segment and grew in every region. The successful launch of Heineken Premium Light in the USA added 680,000 hectolitres.

- **Aggressive rollout of innovations:** Innovation in packaging and beer types contributed to revenue growth. In particular DraughtKeg developed well, selling 5.4 million units in 2006. In total 62,000 David draught beer systems have been installed since its introduction.

- **Russian integration completed:** The integration of the 10 breweries was completed ahead of plan. Beer volume grew more than 10% organically, driven by portfolio optimisation and premium brands. Beer volume reached 13 million hectolitres.

- **Accelerated efficiency gains:** The Fit2Fight programme delivered gross cost savings before tax of €114 million in 2006. At the start of the programme, the cumulative effect of inflation on the F2F cost base over the three-years of the programme was estimated at €160 million. Heineken has revised the impact of cumulated inflation upwards by €90 million, which will be offset by additional savings, already identified. Gross F2F-savings will therefore total €450 million by 2008, resulting in net savings in-line with the original net cost savings objective of the programme.

CEO Statement

Jean-François van Boxmeer, Chairman of the Executive Board and CEO, commented:

"This has been a strong year for Heineken.

"We have accelerated our organic top-line growth with significant increases in revenue and volume across our global portfolio. The strong growth of the Heineken brand across all our regions continues to be at the heart of this acceleration, driven by the introduction of Heineken Premium Light, an increased commitment to innovation, and high impact consumer marketing. The Heineken brand's performance in 2006 again demonstrates the immense value of the asset that continues to differentiate us from all our competitors.

"We are also delivering on our commitment to become more efficient. We have made excellent progress on our 'Fit2Fight' fixed cost reduction programme. During the year we have achieved savings totalling €114 million and we are executing projects, which will deliver the balance of the €450 million gross savings by the end of 2008.

"Our 2006 results also reflect the changing culture within Heineken. In particular, our progress on Fit2Fight coupled with the accelerated implementation of our innovation agenda, brand portfolio reviews and the Total Production Management (TPM) programme shows that we are taking and implementing bigger decisions faster.

"Looking ahead, I am confident that we can maintain the momentum of this year and can make Heineken a truly performance driven organisation."

2007 full-year profit outlook

The world beer market will continue to grow in 2007. The volume of the international premium segment is expected to grow at an average rate twice that of the overall beer market. Thanks to its strong position in this segment, the Heineken® brand in particular will benefit from this trend, driving the growth of revenue and profit.

Heineken Premium Light® in the USA will sell more than 1 million hectolitres and will be EBIT neutral in 2007 even though incremental marketing investments will rise from USD55 million in 2006 to USD70 million in 2007.
After the completion of the integration and brand portfolio optimisation in 2006, revenues and EBIT in Russia will continue to grow organically.
Heineken expects input costs to increase by 7-8% as a result of higher purchasing prices for barley and packaging materials.
In 2007 the further implementation of Fit2Fight, targeting €450 million of annual fixed cost reductions before tax and after inflation by 2008, will result in gross savings of €135-€155 million before tax and €140-170 million restructuring costs before tax.

Based on the above, Heineken expects to achieve organic growth in net profit in the range of 10-13% in 2007.

Dividend proposal

The Annual General Meeting of Shareholders on 19 April 2007 will be asked to approve the distribution of a cash dividend of €0.60 per share of €1.60 nominal value, an increase of 50%. This represents a dividend payout ratio of 31.6%, which is in-line with the proposed new dividend policy of Heineken N.V., which targets a payout of 30-35% of Net profit (beia). As an interim dividend of €0.16 per share was paid on 20 September 2006, the final dividend will be €0.44 per share, which will be subject to a 15% Dutch withholding tax. If shareholders approve the proposed dividend policy and dividend, Heineken shares will be quoted ex-dividend on 23 April 2007.

Organic growth in consolidated beer volumes of 6.9%

Consolidated beer volumes (hl m)[1]	2006	2005	Change	Organic Change
Western Europe	32.1	31.9	0.6%	0.6%
Central and Eastern Europe	46.9	39.3	19.4%	8.1%
Americas	13.2	11.8	12.0%	12.0%
Africa and Middle East	13.3	11.5	14.9%	14.9%
Asia/Pacific	6.4	6.0	7.1%	7.1%
Total	**111.9**	**100.5**	**11.3%**	**6.9%**

Consolidated beer volumes grew 11.3% to 111.9 million hectolitres of which 6.9% was organic volume growth. First-time consolidations added 4.4 million hectolitres (+4.4%), mainly due to the inclusion of Ivan Taranov Breweries in Russia. Organic growth was particularly strong in the Americas (partly as a result of the introduction of Heineken Premium Light), in Asia and in Africa, as a result of the economic recovery in the Sub-Saharan region.

Group volumes grew 11.2% to 131.9 million hectolitres, of which 7.5% was organic. The improved performance of the group's brands licensed to third parties contributed positively to growth of Group volume.

Brand portfolio optimisation programmes drove growth across Heineken. In 2006, the Russian optimisation programme was implemented, resulting in strong organic volume growth. Excellent performances in Romania, Greece and Poland also boosted volume in Central and Eastern Europe.

Innovation, especially in draught beer systems, also made a significant contribution to volume growth. DraughtKeg is currently available in 54 countries. Volumes sold through DraughtKeg, BeerTender, Xtreme Draught and other David draught systems increased by more than 50%.

Heineken® growth at record level

Heineken brand volume in the international premium segment totalled 22.5 million hectolitres, up 11.8%, the highest growth rate since the 1980's. The brand also increased its estimated market share within the segment to 19.2% (2005: 18.7%). Including the volume in the Netherlands, where the Heineken brand is not sold as a premium proposition, the brand grew 9.7% at 25.8 million hectolitres.

Every region contributed to the growth. In Western Europe volume of Heineken in the premium segment grew 3.8% with the brand growing in every country. In Central and Eastern Europe volume grew 15.2%, and in Africa the brand grew by 23.6%. The

[1] Heineken has decided to focus on consolidated volumes over Group volumes in its reporting.

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Americas delivered an exceptional strong performance with Heineken brand growth of 17.2% of which 9.2% was attributable to Heineken Premium Light. In the USA, depletions of Heineken Lager -sales by distributors to retailers- grew 6.4%. In Asia the brand grew strongly in Taiwan and Vietnam.

In 2006, Heineken announced several marketing initiatives, such as the UEFA Champions League, the sponsorship of the Rugby World Cup Tournament, the USA Tennis Open and the worldwide promotional campaign for the 21st James Bond film, Casino Royale. In 2007, Heineken will again support these high profile international campaigns alongside other premium film and music platforms, such as Thirst, a global music event created and owned by Heineken.

Volume of the Amstel brand grew 7.1% to 12.2 million hectolitres, driven by strong performances in Africa and Russia. A re-styling of the label was introduced in the Netherlands in the autumn, and is now being rolled out internationally. After the successful introduction in Russia, Amstel Pulse was launched in Australia and Greece.

Organic revenue growth of 7.1%

Revenue increased 9.6% to €11,829 million of which 7.1% was organic, an organic growth rate three times higher than in 2005. This growth reflects a 4.3% volume-effect, recorded across mature and developing markets, and a 2.8% contribution from sales mix improvement, driven by the growth of the premium brands (in particular Heineken), and an increase in prices across all regions.

First-time consolidations accounted for €213 million, or 2.0% of the growth in revenue as a result to the inclusion of Ivan Taranov Breweries and wholesalers in Spain as of 1 January 2006 and the divestment of wholesale units in France and Italy.
The breweries acquired in Vietnam in 2006 will be consolidated for the first time in 2007.

The effect of currency fluctuations increased revenue by €54 million (or 0.5%), mainly as a result of the stronger Nigerian naira, Polish zloty, Chilean peso and Singapore dollar. As a result of its hedging strategy Heineken, realised an exchange rate of EUR/USD of 1.26 in 2006, which is in line with the rate realised in 2005 despite the weakening of the dollar against the euro.

Heineken achieved organic net profit growth of 12.6%, at the top end of the guidance published in September 2006. Organic growth was strong both at revenue and EBIT level (+10.7%).

Fit 2 Fight cost saving programme delivering fast

Fit 2 Fight (F2F) is Heineken's cost saving programme, originally aiming for €360 million gross fixed costs savings, which included €160 million attributable to the effect of inflation on the fixed costs base over the three-year period of the programme. Heineken has revised the impact of inflation upwards by €90 million, which increase

will be offset by additional saving projects, which have already been identified. The gross savings programme will therefore total €450 million before tax to be realised by 2008, and resulting in net savings in-line with the original objective of the programme.

F2F programme is delivering faster than expected. Savings were realised across the supply chain, wholesale and support functions. These early achievements have already generated gross savings before tax of €114 million in 2006. Related exceptional restructuring costs totalled €102 million before tax, of which 85% related to redundancy costs. The F2F fixed costs ratio decreased from 34.9% in 2005 to 33.1% in 2006. The number of employees was reduced by more than 2,200.

Heineken announced the closure of breweries in Slovakia and Poland. In Italy the closure of a bottling plant was announced. Further re-organisations were announced in France, the Netherlands, Egypt, Switzerland and Head Office.

The supply chain contributed 61% of total savings in 2006. Savings in the beverage wholesale business, in particular in France and the Netherlands, contributed 21% and efficiency increases in support functions and other cost reductions generated the remaining 18%.

Geographically, Western Europe delivered €58 million or 51% of the total. Central and Eastern Europe generated €30 million savings. Africa contributed €8 million and savings in the other regions and Head Office totalled €18 million.

Heineken confirms the estimate of €325-375 million restructuring charges before tax over the period of the F2F-programme. For 2007, Heineken expects to achieve between €135-155 million of gross savings before tax, resulting in cumulative savings of 55%-60% of the F2F-programme. For 2007, restructuring costs are estimated at €140-170 million before tax.

Review by Region

Western Europe

Consolidated beer volumes in Western Europe grew 0.6% to 32.1 million hectolitres. The growth was driven by Spain, the UK, Ireland and Switzerland, while volumes were lower in Italy, France and the Netherlands. Good weather throughout the second half of the year contributed positively to the overall performance.

Heineken brand volumes in the premium segment grew by 3.8%. All countries reported higher Heineken volumes, with the UK and Spain leading the growth.

Revenue grew 2.4% to €5,351 million, and EBIT (beia) grew 4.8% to €633 million. The strong EBIT growth was almost equally attributable to higher volumes and better prices and sales mix. The EBIT contribution of the beverage wholesale operations was lower as a result of declining consumption in the on-trade. EBIT was 79% higher at

€920 million, mainly due to an exceptional gain related to the sale of a brewery site in Seville, Spain, compared with €102 million exceptional costs charged in 2005.

During 2006 Heineken accelerated the rollout of innovations, with the launch of the Xtreme Draught mobile draught beer system for the on-trade and the introduction in France of the "one-way" BeerTender. This is an extension of the successful BeerTender and DraughtKeg technology, using a recyclable ("one-way") keg system, which will open up new markets for the BeerTender system. Given the success of the DraughtKeg, the company has invested in two new filling lines in the Netherlands, which will be operational before summer, 2007.

The Netherlands

Volumes of Heineken Netherlands were fractionally down, while revenue increased slightly. Brand® (Heineken's proposition in the premium segment) and Amstel performed positively, while Heineken brand volumes were lower following a reduction in promotional activity. Market share was marginally higher.
EBIT (beia) was virtually unchanged, as the effect of a better sales mix was offset by lower results in the wholesale operations. Revenue and EBIT of Heineken's soft drink operation Vrumona increased, largely driven by higher volume.

France

Revenue grew organically by 1.7%. EBIT (beia) increased as a result of improved pricing and sales mix and a higher profit from wholesale. Volume of the Heineken brand grew 1%. Volumes of Heineken France declined due to lower volumes of the Amstel and "33 Export" brands. The latter was adversely affected by the introduction of the Loi Dutreil, which led to less promotional activities by the off-trade, resulting in a lower market share.

Italy

Heineken Italia improved its performance in the second half of the year although volumes were still slightly down for 2006. EBIT (beia) improved as a result of cost savings and a better sales mix, partly offset by lower volume in the off-trade.
Birra Moretti, the key mainstream brand, continues to grow faster than the market at 3.1% and volumes of the Heineken brand grew 1.8%.

Spain

Revenue at Heineken España grew 7.7%, on the back of strong volumes and better pricing and the first-time consolidation of acquired beverage wholesalers. EBIT grew organically. The Cruzcampo, Amstel and Buckler brands all achieved volume increases. Volume growth of the Heineken brand was particularly strong at 6.5%.

United Kingdom

In the United Kingdom, revenue increased 25% driven by the continuing strong volume growth. Heineken brand volume rose 24%, driven by increasing consumer acceptance of its premium status and further expansion of on-trade distribution.

Ireland
Heineken Ireland increased revenue, EBIT (beia) and market share. The Heineken brand reinforced its leadership position in the lager segment.

Central and Eastern Europe

The performance in Central and Eastern Europe was strong across all key metrics. The 19.4%-growth in consolidated volumes was the highest of all regions. Consolidated volume totalled 46.9 million hectolitres. Organic volume growth was also strong at 8.1%, with Russia, Poland and Romania being the main contributors. First-time consolidations added 4.4 million hectolitres.

The awareness and acceptance of the Heineken brand continues to increase, and its volumes rose by 15.2% to 2.2 million hectolitres, driven by significant increases in Greece, Russia, Poland and Romania.

Revenue grew 20%. Higher volumes and better prices in almost every country drove organic revenue growth. EBIT (beia) rose almost 20% to €364 million, mainly driven by organic top-line growth and cost reductions. A positive exchange rate effect and first-time consolidations also contributed to the higher EBIT.

Austria
The results of an extensive brand portfolio review were implemented during 2006, resulting in price increases across the major brands and the refocusing of marketing investments. As a result of this and efficiency improvements, EBIT increased substantially despite lower volumes. Volumes of the Puntigamer and Kaiser brands grew. Volume of the Heineken brand increased 35%, albeit from a still low base. Volumes of Gösser and Zipfer were adversely affected by the increased selling prices.

Germany
In Germany Heineken operates through a joint venture, Brau Holding International (BHI), with the Schörghuber Unternehmensgruppe. In 2006 the German beer market grew 2% due to the warm summer and the effect of the Soccer World Cup, temporarily interrupting the declining trend of the last few years.
Volumes of BHI were 3.6% higher, with a strong performance of Paulaner Weissbier. This was partially offset by a decrease in the low-margin economy brands. EBIT grew modestly on an organic basis. Volume of the Heineken brand increased slightly.

Greece
The Greek market grew 2%, boosted by the good weather and an increasing number of tourists.
Athenian Brewery posted good volume growth, driven by the performance of the Heineken brand, which grew 6.2%. Amstel volume was stable. Strong top-line growth and efficiency improvements drove double-digit organic EBIT growth.

Innovation also contributed to revenue growth: new sub-zero coolers have been installed in the on-trade and off-trade.

Poland

The Polish market recorded another strong year, with volumes up 6.5%. Grupa Zywiec volumes grew 8.1%. All brands contributed to the increase, with Heineken up 15%, Warka up 25%, and Zywiec and Tatra also growing. As a result, revenue increased and EBIT grew organically. The non-recurring costs of the closure of the Bydgoszcz brewery and other F2F related charges affected EBIT adversely.

Russia

Heineken Russia developed positively in 2006. Beer volumes grew slightly faster than the market, reaching the 13 million hectolitres mark while almost half a million hectolitres of soft drinks were sold. This strong performance was achieved despite the integration activities, the termination of a number of license agreements and the rationalisation of the brand portfolio.
Volume of the Heineken brand grew 33%. The Ochota brand exceeded the 3 million hectolitres mark and the Three Bears brand passed the 1 million hectolitres mark. Amstel volume, in its first year, totalled 142,000 hectolitres. Volumes of the Botcharev brand stabilised after the decline of 2005.
Revenue doubled, as a result of first-time consolidations and the good organic growth, which accounted for 24% of revenue growth. EBIT increased organically despite additional investments in sales and marketing, expansion of the sales force and the reorganisation charges related to the integration and streamlining of the business.

The Americas

The introduction of Heineken Premium Light in the USA and the acceleration of the growth of Heineken Lager across the region delivered a strong performance. The region saw double-digit revenue growth as a result of higher volumes, better pricing and improvement in the sales mix.

Volumes of the Heineken brand grew organically by 17.2%, representing 1.2 million incremental hectolitres of beer. Consolidated beer volumes increased by 12% to 13.2 million hectolitres, with strong trading in Chile, Canada and the USA.

Higher volumes, the success of the distribution agreement with Femsa and a favourable exchange rate effect resulted in a slightly higher EBIT despite incremental marketing investments of USD55 million in the launch of Heineken Premium Light and higher transportation costs.

USA

According to market sources, the beer market growth for 2006 is estimated at 1.9%, while the import segment grew 9%.

Heineken USA achieved a record volume growth of 15.3% to 7.5 million hectolitres. Depletions - sales by distributors to retailers - grew 14% (excluding volumes of the Femsa brands). The Heineken brand enjoyed one of the best years in its history, adding over 1 million hectolitres (+19.3%).

The introduction of Heineken Premium Light was a significant success, with volumes of 680,000 hectolitres, 70% ahead of the original forecast. Pipeline filling at distributor and retail level is estimated at 100,000 hectolitres. Key market indicators, such as trial and repeat sales, are positive, and the brand's geographic and consumer profile is strong. Heineken Premium Light in cans will be introduced in 2007. Heineken is confident that it will achieve further growth in 2007, when volumes of Heineken Premium Light are expected to exceed 1 million hectolitres.

Volume of Heineken Lager grew 7.3% or 380,000 hectolitres, with depletions up 6.4%, showing gains across all regions. Heineken USA focused on enhancing the Heineken brand communication, improving execution in the on-trade and fostering innovation through the introduction of Heineken Premium Light and the DraughtKeg.

Volume of Amstel Light declined 8.6% driven primarily by lower support from the trade and by the switch of part of its consumer to wine and premium spirits. A team has been put in place to reverse the trend and strengthen the brand. Amstel Light accounts for 10% of Heineken USA volumes (excluding Femsa brands volume).

Revenue at Heineken USA saw double-digit growth as a result of increased volumes and a 3%-price increase introduced in October across 20% of the volume base. EBIT was broadly unchanged, as revenue growth offset incremental marketing investments and launch costs.

Volumes of Femsa's Mexican brands grew 13.6%. Heineken USA is the sole importer of these brands in the United States. The Dos Equis and Tecate brands performed strongly, improving their share in the import market. Tecate Light will be introduced in Southwest USA in April 2007.

Chile

Heineken operations in the region are conducted through a 50/50-joint venture (IRSA), with Quiñenco, that controls Compania Cervecerias Unidas (CCU), Chile's leading brewer and the number two brewer in Argentina.
Beer volume of CCU in Chile grew by 12.9%, with a healthy improvement in pricing and sales mix. Revenue and EBIT both enjoyed double-digit growth. The Heineken brand's organic growth rate was 22%.

The Caribbean

Volumes in the region were stable, as the good trend in St. Lucia and the Bahamas was offset by lower volume in the region's export markets. EBIT grew slightly on an organic basis and the volume of the Heineken brand was stable. Heineken Premium Light was introduced in Puerto Rico during the second half of the year.

Africa and the Middle East

Volume and EBIT growth in Africa were particularly strong. The improved political and economic conditions and the implementation of the brand portfolio review findings were the main drivers of this performance.

Volume grew organically by 14.9%, the best organic regional performance in the Heineken group, with every country except Lebanon making a contribution. Nigeria, the Democratic Republic of Congo, Burundi and Rwanda accounted for more than 80% of the volume increase.

The volume of the Heineken brand grew 23.6%. Growth was particular strong in some Sub-Saharan countries and through Brandhouse (the joint venture between Heineken, Diageo and Namibian Breweries in South Africa). Amstel volume grew 32%, with a strong performance in South Africa.

The Fayrouz brand is now available in several African and Middle East countries including Morocco, Nigeria and Saudi Arabia.

Revenue and EBIT (beia) increased by 12% and 18% respectively as a result of organic revenue growth, a positive contribution from exchange rate fluctuations and the ongoing efforts to reduce costs.

Nigeria

In 2006, the combined volume of Nigerian Breweries and Consolidated Breweries of Nigeria grew 14.4% to 7.1 million hectolitres.
Incremental volumes boosted both revenue and EBIT (beia), which experienced double-digit growth. Cost efficiencies deriving from the streamlining of the breweries and the brand portfolio reviews implemented in 2005 are bearing fruit. The appreciation of the naira versus the euro (10% during the year) also contributed to EBIT growth. Nigerian Breweries introduced the Fayrouz brand at the end of 2006.

Egypt

Volumes increased by 5.7% despite the challenging business climate. Heineken brand volumes grew in excess of 25%, albeit from a still low base. The volume of Fayrouz was lower as a result of a 25%-price increase but the brand developed well in its export markets to the Africa and Middle East region.
The new management put in place at the beginning of 2006 took decisive action to streamline the business. Restructuring costs affected EBIT, which was lower than last year.

Other markets in Africa

In the Democratic Republic of Congo, Bralima achieved strong growth, with volume up 30% to 1.4 million hectolitres. EBIT (beia) more than doubled, driven by the strong top-line growth.

Brandhouse, the joint venture for the South-African market, grew volume of the Heineken brand by 48%.
In December 2006 Heineken announced plans to build a brewery in Tunisia, with an initial capacity of 250,000 hectolitres. The brewery will be operational as of 2008.

Asia Pacific

Southeast Asia is the region's key driver of profit growth, as volumes continue to grow at a high single-digit rate. Heineken works in a large part of the region through Asia Pacific Investments, its joint venture with Fraser and Neave. Consolidated volumes grew 7.1%, with strong performances in particular in Vietnam, Cambodia, Singapore and Papua New Guinea. In China, volumes grew 30%.

The Heineken brand achieved an 10.9%-increase in volume, driven by Taiwan, Vietnam, Australia and Indonesia. Volume of the Tiger brand continued to expand in its export markets, with a well-established presence in the United Kingdom.

Revenue increased 11.5% and EBIT (beia) grew 29% to €95 million, driven by the additional volume, the strong performance of the export business and the positive effect of a one-time cancellation of royalties related to prior years in Vietnam. Heineken Asia Pacific Brewery China broke even at an EBIT level.

Asia Pacific Breweries is investing in greenfield breweries in Laos, Mongolia, India and China, expanding its existing network of 28 breweries. In Vietnam, three additional breweries were acquired and one brewery was acquired in India.

Organic EBIT growth of 10.7%

Organic EBIT growth was 10.7% driven by the strong organic top-line growth and cost reduction. EBIT (beia) grew 12.7% to €1,569 million. The appreciation of some currencies, mainly the naira, the zloty, the Chilean peso and the Singapore dollar added €19 million, or 1.3% to EBIT (beia), while first-time consolidations contributed positively for €9 million.

		Change
EBIT (beia) 2005	**1,392**	
Organic EBIT growth	149	10.7%
Exchange rate effects	19	1.3%
First-time consolidations	9	0.7%
EBIT (beia) 2006	**1,569**	**12.7%**

	2006	2005
EBIT	1,832	1,283
Amortisation of brands	10	7
Exceptional items	-273	102
EBIT (beia)	**1,569**	**1,392**

EBIT was 43% higher at €1,832 million and benefited from positive exceptional gains of €273 million, compared with an exceptional charge of €102 million in 2005.

Marketing and selling costs increased organically by 9.2%, and represent 12.6% of revenue, which is in line with the 2005 ratio of 12.5% and includes incremental marketing investments in the launch of Heineken Premium Light.
Raw material costs rose 4% on an organic basis, as the effect of higher volumes was partially offset by better purchasing prices, achieved through greater centralised purchasing.
Packaging costs increased 11.1% on an organic basis, due to higher energy costs, volume growth and the shift towards innovative and more expensive packaging, such as the clear plastic label and the DraughtKeg.
Energy and water costs rose organically by 18.7%, led by higher oil prices.
Transportation costs increased organically by 17.6%, due to higher volumes, the expansion of the distribution activities in Poland, Russia and Spain, and the effect of oil prices on freight costs.
Personnel costs increased 2.8% as a result of first-time consolidations, restructuring costs and wage inflation.

Interest costs decreased from €139 million to €133 million, thanks to strong cash generation, a more efficient use of funds and achieving better interest rates, which outweigh the additional interest charges related to the financing and first-time consolidation of acquired companies.

The tax rate stood at 22.0%, versus an effective tax rate of 26.6% in 2005, mainly as a result of the exceptional capital gains realised on divestment of a brewery site in Spain, which is taxed at a effective rate of 15% and the recognition after finalisation of the local tax ruling in 2006 of deferred tax assets related to the tax deductibility of depreciation of goodwill. Excluding the impact of exceptional items, the effective tax rate was 27.3%. For 2007 Heineken expects to post an effective tax rate in the range of 27%-28%.

Minority interest in profit increased to €134 million due to the strong performances in Latin America (CCU), Nigeria (Nigerian Breweries) and Asia (Asia Pacific Breweries).

		Change
Net Profit (beia) 2005	**840**	
Organic Net Profit growth	106	12.6%
Exchange rate effects	-1	-0.1%
First-time consolidations	-15	-1.8%
Net Profit (beia) 2006	**930**	**10.7%**

	2006	2005
Net Profit	1,211	761
Amortisation of brands	10	7
Exceptional items	-291	72
Net Profit (beia)	**930**	**840**

Net profit grew 59.1% to €1,211 million, thanks to €291 million exceptional gains compared with the €72 million charge in 2005, and the strong organic performance. Organic net profit growth (excluding the effect of first-time consolidations, amortisation of brands, currency fluctuations and exceptional items) added €106 million, representing a 12.6%-increase on 2005. The effect of first-time consolidations was €15 million negative, as the contribution to EBIT of the new companies is offset by the cost of financing the acquisitions and the interest charges of the companies consolidated for the first time. The impact of movements in exchange rates is almost zero.
Earnings per share (beia) amounted to €1.90, versus €1.71 in 2005.

Exceptional items

In 2006 the company recorded €273 million exceptional profits before tax, generated by the €375 million gain on sales of assets, mostly as a result of the divestment of the brewery site in Seville and of other non-core assets in Europe.
Exceptional charges related to the implementation of F2F totalled €102 million.

In 2005 Heineken recognised an exceptional charge of €102 million before tax (€72 million after tax) related to efficiency improvements in Western Europe, including the redundancy payments related to the new brewery in Spain.

Net profit was positively affected by the recognition as a deferred tax asset related to the acceptance of goodwill amortisation by tax authorities in Western Europe. The related tax reduction of €49 million was treated as an exceptional item.
In total, Net profit was affected by €291 million of exceptional items in 2006 compared with exceptional costs of €72 million in 2005.

Heineken estimates restructuring costs related to the F2F programme in 2007 in the range of €140-170 million before tax.

Exchange rate movements

Heineken delays the impact on the group's results of the fluctuations in the EUR/USD-exchange rate by hedging its transaction exposure from export activities 12-18 months in advance. In compliance with IAS 32/39, the resulting exchange rate differences are accounted for partly at EBIT level and partly on the line 'Other net finance income'.

The average EUR/USD-rate realised in 2006 was 1.26, similar to the EUR/USD 1.26 realised in 2005. Due to timing differences between the actual date of receipt of payments and the expiration of the hedging contracts, the negative dollar effect at net profit level was €4 million.
The effect on EBIT of all fluctuations in exchange rates is positive by €19 million, but negligible at the net profit-line.

For 2007, Heineken forecasts a net dollar inflow of USD940 million, of which 91% is hedged to date at a rate of EUR/USD 1.272 (including hedging costs). For 2008 the net cash inflow is estimated at USD1,085 million, which is hedged for 29% at EUR/USD 1.30 (including hedging costs).

Balance sheet and cash flow

Free operating cash flow at €1,122 million remained virtually unchanged compared to 2005. Cash conversion was 105% compared with 120% in 2005. In 2005 the ratio benefited from a tax refund related to a too high tax assessment in 2004.

Net working capital (excluding financial instruments) improved again, and represents now 2.9% of revenue versus 3.2% in 2005.
Gross capital expenditure amounted to €844 million, 7.1% of revenue, versus 7.9% in 2005. Out of the total capital expenditures, €109 million was invested in the new brewery in Spain, which will be completed in 2007.
The gross capital expenditures for 2007 are estimated at €900 million, with the new brewery in Spain accounting for €90 million.

Interest bearing debt at the end of 2006 was €3,299 million, while cash and current investments accounted for €1,386 million. The net financial position therefore improved significantly from €2,647 million in 2005 to €1,913 million in 2006. Heineken has introduced a notional euro cash pool during 2006, allowing us to economically "net" a significant part of cash balances and bank overdrafts. As a result, cash and current investments and bank overdrafts on a "net pro forma" basis would each have been €401 million lower than the reported amounts, at €985 million and €346 million respectively.

Equity attributable to equity holders of the parent company on 31 December 2006 totalled €5,009 million, resulting in a diluted net asset value per share of €10.22 compared with €8.10 in 2005.

Appendices

1. Consolidated income statement of Heineken N.V.
2. Consolidated balance sheet of Heineken N.V.
3. Movement in total equity
4. Consolidated statement of recognised income and expense for Heineken N.V.
5. Information by region
6. Consolidated Statement of cash flows of Heineken N.V.
7. Notes to appendices 1-6
8. Glossary Heineken. N.V.

Press enquiries	Investor and analyst enquiries
Véronique Schyns	Jan van de Merbel
Tel: +31 20 52 39 355	Tel: +31 20 52 39 590
veronique.schyns@heineken.com	investors@heineken.com

The press conference will be broadcast live via the website today from 09.30 CET. The presentation for analysts can be seen live from 12.30 CET. The analysts' conference call will be held at 15.30 CET and will be broadcast live via the website. The three presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

Editorial information:

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to €12 billion and net profit before exceptional items and amortisation of brands amounted to €930 million. Heineken employs 75,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuters Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Appendix 1

Consolidated income statement of Heineken.N.V.

For the year ended 31 December 2006

In millions of Euro	**2006**	**2005**
Revenue	**11,829**	**10,796**
Other income	**379**	**63**
Raw materials, consumables and services	7,376	6,657
Personnel expenses	2,241	2,180
Amortisation, depreciation and impairments	786	768
Total expenses	**10,403**	**9,605**
Results from operating activities	**1,805**	**1,254**
Interest income	52	60
Interest expenses	(185)	(199)
Other net finance income / (expenses)	11	25
Net finance expenses	**(122)**	**(114)**
Share of profit of associates	27	29
Profit before income tax	**1,710**	**1,169**
Income tax expense	(365)	(300)
Profit	**1,345**	**869**
Attributable to:		
Equity holders of the Company (net profit)	1,211	761
Minority interest	134	108
Profit	**1,345**	**869**
Weighted average number of shares-diluted	489,974,594	489,974,594
Weighted average number of shares-basic	489,712,594	489,974,594
Diluted earnings per share (EUR)	2,47	1,55
Basic earnings per share (EUR)	2,47	1,55

Appendix 1 continued

Raw materials, consumables and services

In millions of Euro	**2006**	**2005**
Raw materials	780	715
Non-returnable packaging	1,439	1,244
Goods for resale	1,531	1,404
Inventory movements	(11)	10
Marketing and selling expenses	1,493	1,353
Transport expenses	640	525
Energy and water	268	218
Repair and maintenance	258	241
Other expenses	978	947
	7,376	**6,657**

Appendix 2

Consolidated balance sheet of Heineken N.V.

As at 31 December 2006

In millions of Euro	**2006**	**2005**
Assets		
Property, plant & equipment	4,944	5,067
Intangible assets	2,449	2,380
Investments in associates	186	172
Other investments	786	646
Deferred tax assets	395	286
Total non-current assets	**8,760**	**8,551**
Inventories	893	883
Other investments	12	23
Trade and other receivables	1,917	1,787
Cash and cash equivalents	1,374	585
Assets classified as held for sale	41	-
Total current assets	**4,237**	**3,278**
Total assets	**12,997**	**11,829**
Equity		
Share capital	784	784
Reserves	666	568
Retained earnings	3,559	2,617
Equity attributable to equity holders of the Company	**5,009**	**3,969**
Minority interests	**511**	**545**
Total equity	**5,520**	**4,514**
Liabilities		
Loans and borrowings	2,091	2,233
Employee benefits	665	664
Provisions	242	273
Deferred tax liabilities	471	393
Total non-current liabilities	**3,469**	**3,563**
Bank overdraft	747	351
Loans and borrowings	494	709
Trade and other payables	2,496	2,451
Tax liabilities	149	141
Provisions	122	100
Total current liabilities	**4,008**	**3,752**
Total liabilities	**7,477**	**7,315**
Total equity and liabilities	**12,997**	**11,829**

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 3

Total equity

In millions of Euro

	Share capital	Translation reserve	Other legal reserves	Hedging reserve	Fair value reserve	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Minority interests	Total equity
Balance at 1 January 2005	784	5	349	-	-	-	2,118	3,256	477	3,733
Total recognised income and expense[2]	-	143	25	(21)	49	-	(48)	148	58	206
Profit	-	-	80	-		-	681	761	108	869
Transfer to retained earnings	-	-	(62)	-		-	62	-	-	-
Dividends to shareholders	-	-	-	-		-	(196)	(196)	(86)	(282)
Shares issued	-	-	-	-		-	-	-	(1)	(1)
Changes in consolidation	-	-	-	-		-	-	-	(11)	(11)
Balance at 31 December 2005	784	148	392	(21)	49	-	2,617	3,969	545	4,514
Balance at 1 January 2006	784	148	392	(21)	49	-	2,617	3,969	545	4,514
Total recognised income and expense		(52)	(6)	49	48	-	(4)	35	(31)	4
Profit			110			-	1,101	1,211	134	1,345
Transfer to retained earnings			(37)			-	37	-	-	-
Dividends to shareholders						-	(196)	(196)	(101)	(297)
Purchase minority shares						-		-	(30)	(30)
Own shares acquired						(14)		(14)	-	(14)
Share based payments							4	4	-	4
Changes in consolidation						-		-	(6)	(6)
Balance at 31 December 2006	784	96	459	28	97	(14)	3,559	5,009	511	5,520

[2] Included is the effect of the change in accounting policy as of 1/1/2005due to the application of IAS 32/39 amounting to € 44 million

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 3 continued

Weighted average number of shares-basic *In thousands of shares*	2006	2005
Weighted average number of shares-basic at 1 January	489,974,594	489,974,594
Effect of own shares held	(262,000)	-
Weighted average number of shares-basic at 31 December	**489,712,594**	**489,974,594**

Appendix 4

Consolidated statement of recognised income and expense for Heineken N.V.

For the year ended 31 December 2006

In millions of Euro	2006	2005
Foreign currency translation differences for foreign operations	(84)	201
IFRS transitional adjustments prior year	(10)	-
Transition to IAS 32 and 39:		
- Change in hedging and fair value reserve	-	67
- Change in retained earnings	-	(23)
Cash flow hedges:		
- Effective portion of changes in fair value	50	(63)
- Net changes in fair value transferred to the income statement	-	7
Net change in fair value available for sale investments	48	17
Income and expense recognised directly in equity	**4**	**206**
Profit	1,345	869
Total recognised income and expense	**1,349**	**1,075**
Attributable to:		
Equity holders of the Company	1,246	909
Minority interest	103	166
Total recognised income and expense	**1,349**	**1,075**

Appendix 5

Information by region

For the 12 months period ended 31 December 2006

In millions of Euro	**2006**	**2005**
Revenues**		
Western Europe	5,351	5,226
Central and Eastern Europe	3,359	2,796
Americas	1,975	1,733
Africa and Middle East	1,182	1,052
Asia/Pacific	560	502
Head Office/eliminations	(598)	(513)
Total revenues	**11,829**	**10,796**
EBIT		
Western Europe	920	514
Central and Eastern Europe	339	298
Americas	267	256
Africa and Middle East	235	198
Asia/Pacific	95	73
Head Office/eliminations	(24)	(56)
Total EBIT	**1,832**	**1,283**
EBIT (excl. exceptional items and amortisation of brands)		
Western Europe	633	605
Central and Eastern Europe	364	305
Americas	267	256
Africa and Middle East	234	198
Asia/Pacific	95	73
Head Office/eliminations	(24)	(45)
Total EBIT (BEIA)	**1,569**	**1,392**
Total assets		
Western Europe	4,055	3,666
Central and Eastern Europe	5,252	4,917
Americas	1,231	1,184
Africa and Middle East	1,141	1,164
Asia/Pacific	529	457
Head Office	307	193
	12,515	11,581
Unallocated items	482	248
Total assets	**12,997**	**11,829**

** 2005 figures are restated, revenues from services are included in the regions and not separately presented

Appendix 6

Consolidated statement of cash flows Heineken N.V.

For the year ended 31 December 2006

In millions of Euro	**2006**	**2005**
Operating activities		
Profit	1,345	869
Adjustments for:		
Depreciation, amortization and impairments	786	768
Net interest expenses	133	139
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	(379)	(63)
Investment income and share of profit of associates	(40)	(42)
Income tax expense	365	300
Other non-cash items	285	368
Cash flow from operations before changes in working capital and provisions	**2,495**	**2,339**
Change in inventories	(50)	(18)
Change in trade and other receivables	46	(76)
Change in trade and other payables	102	208
Total change in working capital	**98**	**114**
Change in provisions and employee benefits	(211)	(240)
Cash flow from operations	**2,382**	**2,213**
Interest paid & received	(138)	(141)
Dividend received	13	20
Income taxes paid	(408)	(220)
Cash flow from (used for) interest, dividend and income tax	**(533)**	**(341)**
Cash flow from operating activities	**1,849**	**1,872**
Investing activities		
Proceeds from sale of property, plant & equipment and intangible assets	182	161
Purchase of property, plant & equipment	(844)	(853)
Purchase of intangible assets	(33)	(21)
Loans and advances issued to customers and other investments	(166)	(152)
Repayment on loans and advances to customers	134	131
Cash flow from (used in) operational investing activities	**(727)**	**(734)**
Acquisition of subsidiaries, joint ventures, minority interests and associates, net of cash acquired/disposed	(113)	(730)
Disposal of subsidiaries, joint ventures, minority interests and associates, net of cash acquired/disposed	41	270
Cash flow from (used for) acquisitions and disposals	**(72)**	**(460)**
Cash flow from (used in) investing activities	**(799)**	**(1,194)**

Consolidated statement of cash flows - continued

Consolidated statement of cash flows Heineken N.V. (continued)

For the year ended 31 December 2006

In millions of Euro	**2006**	**2005**
Financing activities		
Proceeds from long term borrowings	262	363
Repayment of long term borrowings	(578)	(700)
Dividends paid	(294)	(271)
Purchase own shares	(14)	-
Other	(25)	16
Cash flow from (used in) financing activities	**(649)**	**(592)**
Net Cash Flow	**401**	**86**
Cash and cash equivalents at 1 January	234	161
Effect of movements in exchange rates	(8)	(13)
Cash and cash equivalents at 31 December	**627**	**234**

Appendix 7: Notes appendices 1-6

Reporting entity

Heineken N.V. (the 'Company') is a company domiciled in the Netherlands. The condensed consolidated financial statements of the Company for the 12 months period ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as 'Heineken') and Heineken's interest in associates and joint ventures.

The financial information included in appendix 1-6 is extracted from Heineken's financial statements 2006. These financial statements were authorised for issue on 20 February 2006. The financial statements have been audited and an unqualified auditors' report has been issued. The annual report is yet to be approved in the annual general meeting of shareholders at 19 April 2007 and will be published 2 weeks in advance.

Heineken's consolidated financial statements for 2005 are available on request from Heineken's Corporate Relations department, P.O. Box 28, 1000 AA Amsterdam, The Netherlands or can be obtained from the website www.heinekeninternational.com.

Accounting policies

The accounting policies applied by Heineken in these condensed consolidated financial statements are the same as the policies applied by Heineken in the consolidated financial statements for 2005. Applied are International Financial Reporting Standards (IFRS) adopted by the EU (i.e., only IFRS's that are adopted for use in the EU at the date of publication).

Certain comparative amounts have been reclassified to conform to current year's presentation. These reclassifications relate to the geographical segmentation and gains and losses on sale of property, plant & equipment and intangible assets, which are now reported as part of other income.

These consolidated financial statements do not contain all the information required for a complete full-year set of financial statements.

Issued and outstanding shares

The number of outstanding shares as per 31 December 2005 was 489,974,594. In 2006 410,000 shares were bought back to cover the long-term incentive plan. The number of outstanding shares per 31 December 2006 is 489,564,594.
The weighted average number of outstanding shares in 2006 is 489,712,594.

Use of estimates

The preparation of consolidated financial statements involves the forming of judgements by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and

liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated financial statements, the principal judgements formed by management in applying Heineken's accounting policies and the principal sources of the estimates used were the same as the judgements and sources used in preparing the consolidated financial statements for 2005.

Risk management

Heineken's objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements for 2005.

Acquisitions and disposals

In 2006 there were a limited number of changes in the scope of the consolidation. In 2006 a wholesaler in Spain, a number of on-trade outlets in the Netherlands and a number of breweries (the latter through Heineken's Asian Pacific Joint Venture) were acquired. The contribution to operating profit was nil and to revenue immaterial. Furthermore, Heineken acquired a limited number of shares from minority shareholders. Disposals during the year concerned a number of wholesalers in Italy and France.

Taxation

The relative low effective tax rate is mainly due to sale of a brewery site in Spain, which is taxed at a lower tax rate due to re-investment facilities, and recognition of deferred tax assets as a result of finalisation of local tax rulings in 2006, which were previously not recognised.

Appendix 8: Glossary Heineken. N.V.

Amstel® volume	The group beer volume of the Amstel brand
beia	Before exceptional items and amortisation of brands
Capex	Capital expenditure on property, plant and equipment
Cash conversion ratio	Free operating cash flow / Net profit (beia) before deduction of minority interests
Consolidated beer volume	100% of beer volume produced and sold by fully consolidated companies and the share of beer volume produced and sold by proportionately consolidated joint-venture companies.
Depletions	Sales by distributors to the retail trade
Dividend pay out	Dividend as a percentage of net profit
Earnings per share	Net Profit divided by the weighted average number of shares basic during the year
EBIT	Earnings before interest and taxes and other net financing costs
EBITDA	Earnings before interest and taxes and other net financing costs before depreciation and amortisation
Effective tax rate	Taxable profit adjusted for share of profit of associates, dividend income and impairments of other investments
Fit 2 Fight	Cost-saving programme aimed at reducing the fixed cost before tax by €450 million including fixed cost inflation by 2008.
Fixed costs under Fit 2 Fight	Fixed costs under Fit 2 Fight include personnel, depreciation and amortisation, repair and maintenance and other fixed costs. Exceptional items are excluded in these costs
F2F Fixed costs ratio	Fixed costs under Fit 2 Fight as a percentage of revenue
Free operating cash flow	This represents the total of cash flow from operating activities and cash flow from operational investing activities
Gearing	Net debt/shareholders' equity
Group beer volume	The part of the total group volume that relates to beer
Heineken® volume	The consolidated beer volume of the Heineken® brand plus the Heineken® brand hectolitres produced by licenced partners
Heineken® volume in premium segment	Heineken® volume decreased by Heineken® volume sold in the Netherlands
Net debt	Non-current and current interest bearing loans and borrowings and bank overdrafts less securities and cash
Net interest cover	EBITDA/Net interest costs
Net Profit	Profit after deduction of minority interests (Profit attributable to equity holders of Heineken N.V.)
Organic growth	Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies

Organic volume growth	Increase in consolidated volume, excluding the effect of the first-time consolidation of acquisitions.
Profit	Total profit of the group before deduction of minority interests
®	All brand names mentioned in this press release, including those not marked by an ® are registered trade marks and are legally protected
Revenue	Net realised sales proceeds in euros
Top line growth	Growth in net revenue
Total beer volume	The group beer volume in a country
Total group volume	100% of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties

Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

Heineken N.V. announces shareholding structure adjusted

Amsterdam, 2 March 2007 – Heineken N.V. announced today that its principal ultimate shareholders have combined their holdings in a new company, following an announcement by Heineken Holding N.V., the company that holds 50.005% of the shares of Heineken N.V.

Heineken Holding N.V.'s principal long-term shareholders have decided to combine their shareholdings in a new company called L'Arche Green N.V., established in the Netherlands. L'Arche Green N.V. now has a direct stake in Heineken Holding N.V. of 58.78%. Heineken Holding N.V. will continue to hold a 50.005%-stake in Heineken N.V.

L'Arche Green N.V.'s 58.78%-shareholding in the issued share capital of Heineken Holding N.V. results from the combination of the shareholdings of:

- L'Arche Holding S.A., the Heineken family's holding company, that owned 50.005% of the shares;
- LAC B.V., the Heineken family's holding company, that owned 1.97% of the shares;
- Greenfee B.V., the holding company of the Hoijer family, that owned a 6.81%-stake.

The new shareholder structure does not affect the number of free-float shares of Heineken Holding N.V. or Heineken N.V. or the ultimate ownership of the combined shareholdings. The owners of L'Arche Holding S.A. and Greenfee B.V. have been shareholders of Heineken Holding N.V. since its establishment in 1952.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to €12 billion and net profit before exceptional items and amortisation of brands amounted to €930 million. Heineken employs 75,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuters Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

END